UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hongli Group Inc.

(Name of Issuer)

Ordinary Shares, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

G4594M108

(CUSIP Number)

Jie Liu

Beisanli Street, Economic Development Zone

Changle County, Weifang

Shandong, China 262400

Tel: +86 0536-2185222

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4594M108

1.	NAMES OF REPORTING PERSONS Jie Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,516,820
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,516,820
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,516,820[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.76%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Hongli Development Limited, a BVI business company (“Hongli Development n”), directly owns 7,516,820 Ordinary Shares. Jie Liu currently exercises exclusive voting and dispositive control over the Ordinary Shares registered in the name of Hongli Development Limited, and is deemed to beneficially own the entirety of the 7,516,820 Ordinary Shares.
[2]	This percentage is calculated based upon 12,371,875 Ordinary Shares issued and outstanding (as of June 30, 2024), as set forth in the Issuer’s Unaudited Condensed Consolidated Financial Statements as of June 30, 2023 on Form 6-K as filed with the Securities and Exchange Commission on November 30, 2023.

CUSIP No. G4594M108

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (Entities only): Hongli Development Limited; EIN: N/A3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,516,820
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,516,820
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,516,820
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.76%[4]
12.	TYPE OF REPORTING PERSON (see instructions) IN

[3]	Hongli Development Limited is a British Virgin Islands entity, and it does not possess an Employer Identification Number (EIN).
[4]	This percentage is calculated based upon 12,371,875 Ordinary Shares issued and outstanding (as of June 30, 2024), as set forth in the Issuer’s Unaudited Condensed Consolidated Financial Statements as of June 30, 2023 on Form 6-K as filed with the Securities and Exchange Commission on November 30, 2023.

CUSIP No. G4594M108

Item 1.

(a)	Name of Issuer Hongli Group Inc.
(b)	Address of Issuer’s Principal Executive Offices Beisanli Street, Economic Development Zone, Changle County, Weifang, Shandong, China 262400

Item 2.

(a)	Name of Person Filing Jie Liu Hongli Development Limited

(b)	Address or principal business office or, if none, residence
Jie Liu: Beisanli Street, Economic Development Zone, Changle County, Weifang, Shandong, China 262400
Hongli Development Limited: Beisanli Street, Economic Development Zone, Changle County, Weifang, Shandong, China 262400
(c)	Citizenship Jie Liu: China Hongli Development Limited: BVI

(d)	Title of Class of Securities Jie Liu:: Ordinary Shares Hongli Development Limited: Ordinary Shares

(e)	CUSIP Number G4594M108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G4594M108

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See response to Item 9 on each cover page.

(b)	Percent of class[5]: See response to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote. See response to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote. See response to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of. See response to Item 7 on each cover page.

	(iv)	Shared power to dispose or to direct the disposition of. See response to Item 8 on each cover page.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

5	This percentage is calculated based upon 12,371,875 Ordinary Shares issued and outstanding (as of June 30, 2024), as set forth in the Issuer’s Unaudited Condensed Consolidated Financial Statements as of June 30, 2023 on Form 6-K as filed with the Securities and Exchange Commission on November 30, 2023.

CUSIP No. G4594M108

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jie Liu

2/5/2024
Date

/s/ Jie Liu
Signature

Jie Liu/Individual
Name/Title

Hongli Development Limited

2/5/2024
Date

/s/ Jie Liu
Signature

Jie Liu/Director
Name/Title

CUSIP No. G4594M108

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement